



Chaia, LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $25,000

Offering End Date: Nov 9, 2021

Repayment Period: 1 year (12 months)

Minimum Raise Amount: $5,000

Company Details:

Name: Chaia, LLC

Founded: 2014

Address: 3207 Grace Street, NW, Washington DC 20007

Industry: Limited-Service Restaurant

Employees: 12

Website: https://www.chaiatacos.com/

Use of Funds Allocation:

If the maximum raise is met:

(75.0%) $18,750 – Marketing Expenses
(25.0%) $ 6,250 – Working Capital

Social:

Instagram: 14K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$1,692,455	$1,383,092
Cash & Cash Equivalents	$293,464	$13,945
Accounts Receivable	$ 80,307	$13,757
Short-term Debt	$284,666	$1,497,107
Long-term Debt	$1,179,337	$625,550
Revenues / Sales	$1,147,991	$2,210,024
Cost of Goods Sold	$380,801	$791,972
Taxes & licenses	$97,092	$146,505
Net Income	$228,453	($512,720)

Recognition:

Bettina Stern and Suzanne Simon entered and won a restaurant kitchen startup competition in 2013 leading to the start of Chaia, LLC.

About:

Chaia is an unconventional taco shop serving insanely delicious food made almost entirely with vegetables. Chaia means life, and Chaia's life began at a farmers' market in May of 2013. Chaia was co-founded by Bettina Stern and her business partner Suzanne Simon after having won a restaurant kitchen startup competition. Bettina, with her son in tow as sous chef, griddled handmade corn tortillas, filled them with delicious, seasonal, local vegetables cooked to perfection and paired them with homemade salsas and tangy cheeses.

After winning the competition, Chaia was invited to the farmers market by the White House, a mid-week event filled with a diverse group of customers hungry for a quick weekday meal. Within six weeks, Chaia was bringing enough food to feed 300 people, and consistently selling out ahead of schedule. Within six months, Chaia was also named by the Washington Post as a top tastemaker.

In 2015, Chaia opened its first brick and mortar store in Georgetown and in 2019 opened a second shop in Downtown DC. In September 2021, they will open their third location in Bethesda, Maryland. Chaia uses only the freshest, local (and - whenever possible - organic) vegetables. The menu is short and sweet, offering 6 vegetable taco creations at a time, a few outrageously delicious sides, a soup for when it's cold, and drinks on tap — from kombucha to beer, tea, and rosé.

Chaia aims to change the world one veggie taco at a time, convincing everyone to eat their vegetables. By choosing to eat less meat, people are making choices that have a longer-term effect for all of us. Chaia stands behind that global shift with delicious tacos, made with seasonal vegetables grown by your local farmers.

For more information, contact our Customer Support Team at support@thesmbx.com

